UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2017

Commission File Number: 001-15152

SYNGENTA AG

(Translation of registrant’s name into English)

Schwarzwaldallee 215

4058 Basel

Switzerland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Re:	SYNGENTA AG

Disclosure:	“Notification of the 2017 General Meeting of Shareholders of Syngenta AG”

Herewith we furnish the following notification related to Syngenta AG:

# # #

Notification of the 2017 General Meeting of Shareholders of Syngenta AG

In compliance with the Listing Rules of SIX Exchange Regulation, this notice was submitted on April 19, 2017, to SIX Exchange Regulation:

The 2017 General Meeting of Shareholders of Syngenta AG will be held on Monday, June 26, 2017, in Basel, Switzerland.

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
SYNGENTA AG

Date:	April 19, 2017	By:	/s/ Daniel Michaelis
			Name:	Daniel Michaelis
			Title:	Corporate Counsel

		By:	/s/ Brigitte Benz
			Name:	Brigitte Benz
			Title:	Head Shareholder Services & Group Administration